December 21, 2007 Principal Life Insurance Company 711 High Street Des Moines, IA 50392 Attn: Sara Wiener Dear Ms. Wiener:

     The following constitutes a letter of understanding (the “Agreement”) whereby OppenheimerFunds, Inc. (“OFI”) intends to compensate Principal Life Insurance Company (“Principal”) for providing administrative support services to contract owners of any Principal variable annuity and variable life insurance products (“Principal Products”) with contract values allocated to investment options investing in shares of Oppenheimer Variable Account Funds (“OVAF”), a series investment company dedicated to insurance company separate accounts for which OFI acts as investment manager. Such services are described in Schedule A hereto, which is made a part of the Agreement. This Agreement may be cancelled by any party upon ten days written notice: (1) if the participation agreement for Principal Products between OFI, Principal and OVAF is terminated; (2) if either party is subject to a change of control; or (3) if it is not permissible to continue this Agreement under laws, rules or regulations applicable to OVAF, OFI or Principal. Either party may also cancel this Agreement upon three months’ written notice.

     The payment of the amount set forth in Appendix C hereto to Principal shall be in return for Principal” performance of the Services in accordance with this Agreement, and is intended to, and shall I&, constitute payment in any manner for the provision of investment advisory, distribution-related or marketing services by Principal.

Other terms and conditions:

     A. Except to the extent that counsel to Principal, OFI or OVAF may deem it necessary or advisable to disclose in their respective prospectuses or elsewhere, the terms of this Agreement will be held confidential by each party. The party making such disclosure shall provide advance written notification, including particulars, to the other party that it is making such disclosure.

     B. Except as stated in the Participation Agreement (the “Participation Agreement”) entered into by Principal, OFI and OVAF as of December 21, 2007, no other fees, sales meeting costs or other expenses will be required of OFI (or any subsidiary or division) or OVAF in connection with the Principal Products.

C.	OFI will be responsible for calculating the fee payable hereunder.
D.	Each party shall provide each other party or its designated agent reasonable access to its records to permit it to audit or review the accuracy of the charges submitted for payment under this Agreement.

     E. OFI may transfer or assign its rights, duties and obligations hereunder or interest herein to any entity owned, directly or indirectly, by Oppenheimer Acquisition Corp. (OFI’s ultimate parent corporation) or to a successor in interest pursuant to a merger, reorganization, stock sale, asset sale or other transaction, without Principal’s consent.

     F. Should any term of this Agreement conflict with the terms of the Participation Agreement, then the Participation Agreement shall control.

     If this Agreement meets with your approval, please have the enclosed duplicate copy of this letter signed on behalf of Principal, and return it to my attention.

Sincerely, /s/ Christina J. Loftus Christina J. Loftus Vice President OppenheimerFunds, Inc.

Agreed to and accepted on behalf of PRINCIPAL LIFEINSURANCE COMPANY

By: /s/ Sara Wiener Name: Sara Wiener Title: Director - Product Management

Schedule A

(Administrative Support Services to be Provided by Principal)

Schedule B

(Principal Assets and Principal-Administered Assets Upon Which Payments to Principal will be Computed)

Schedule C